

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Eric Shaff
Chief Executive Officer
Seres Therapeutics, Inc.
101 Cambridgepark Drive
Cambridge, MA 02140

   Re: Seres Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed October 1, 2024
     File No. 333-282450

Dear Eric Shaff:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Wesley C. Holmes, Esq.